                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 Amendment No. 3


                                LIVEPERSON, INC.

                                (NAME OF ISSUER)

                           Common Stock $.001 par value

                         (TITLE OF CLASS OF SECURITIES)


                                    538146101

                                 (CUSIP NUMBER)

                                Paul D. Sonkin
                           Hummingbird Management, LLC
                    (f/k/a Morningside Value Investors, LLC)
                           153 East 53rd Street, 55th Floor
                            New York, New York 10022
                                212-521-0975

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                  April 12, 2003


             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)



                               (Page 1 of 6 pages)

CUSIP No. 538146101                  13D/A                  Page 2 of 6 Pages


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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Hummingbird Management, LLC (f/k/a Morningside Value Investors, LLC)
     IRS No. 13-4082842
------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A GROUP*                            (a)    [x]
                                                                      (b)    [ ]

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3.   SEC USE ONLY

------------------------------------------------------------------------------

4.   SOURCES OF FUNDS

     OO
------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [ ]

------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------

    NUMBER OF       7.    SOLE VOTING POWER          0
      SHARES
                    ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER        1,498,747
     OWNED BY
                    ------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER     1,486,347
    REPORTING
                    ------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER   0

------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,498,747

------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11       4.4%

------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*

     OO
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			  (Page 2 of 6 Pages)

CUSIP No. 538146101                  13D/A                  Page 3 of 6 Pages


------------------------------------------------------------------------------

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Paul D. Sonkin
     IRS No. ###-##-####
------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A GROUP*                            (a)    [x]
                                                                      (b)    [ ]

------------------------------------------------------------------------------

3.   SEC USE ONLY

------------------------------------------------------------------------------

4.   SOURCES OF FUNDS

     PF
------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [ ]

------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
------------------------------------------------------------------------------

    NUMBER OF       7.    SOLE VOTING POWER          0
      SHARES
                    ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER        1,498,747
     OWNED BY
                    ------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER      12,400
    REPORTING
                    ------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER   0

------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,498,747

------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11       4.4%

------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*

     IN
------------------------------------------------------------------------------

			  (Page 3 of 6 Pages)

CUSIP No. 538146101                  13D/A                 Page 4 of 6 Pages



  AMENDMENT NO. 3 TO SCHEDULE 13D

         This Amendment No. 3, dated May 12, 2003 to Schedule 13D is filed by the Reporting Persons and amends the Schedule 13D/A as previously filed by the Reporting Persons with the Securities and Exchange Commission on May 12, 2003,relating to the common stock, $.001 par value (the
"Common Stock") of LIVEPERSON, INC., a New York Corporation.

Items 3 and 5 and Exhibit A of the Schedule 13D/A are hereby amended and restated, as follows:


ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of May 12, 2003 Hummingbird has caused each of HVF and Microcap Fund to invest approximately $557,910 and $291.070, respectively, in the Shares of the Issuer using their respective working capital. Sonkin has invested $5,407 in Shares of the issuer using Personal Funds.


ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

	(a) The Reporting Persons aggregately beneficially own 1,498,747, or 4.4% of the Common Stock of the Issuer, based upon 34,152,131 shares outstanding as of March 15, 2003, as reported on the latest 10-K of the Issuer.

	(b) Hummingbird has shared voting power over 1,498,747 Shares of the Issuer.

	    Hummingbird has sole dispositive power over 1,486,347 Shares.
As the holder of sole voting and investment authority over the Shares owned by HVF and the Microcap Fund, Hummingbird may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 1,486,347 Shares of the Issuer. Hummingbird disclaims any economic interest or beneficial ownership of the Shares covered by this Statement.

			  (Page 4 of 6 Pages)

CUSIP No. 538146101                13D/A                   Page 5 of 6 Pages


            Mr. Sonkin is the managing member and control person of Hummingbird, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Shares deemed to be beneficially owned by Hummingbird. Thus, Mr. Sonkin may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 1,486,347 Shares of the Issuer Mr. Sonkin disclaims any economic interest or beneficial ownership of these Shares.

           Mr. Sonkin is also the owner of 12,400 Shares and has sole dispositive power over 12,400 Shares. He has shared voting power over 1,498,747 Shares.


         (c) Hummingbird caused HVF to effect transactions in the Shares during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------
4/3/03		open market sale		13,000		0.914
4/4/03		open market sale		 8,000		0.938
4/7/03		open market sale		15,000		0.960
4/8/03		open market sale		 7,000		0.955
4/9/03		open market sale		13,600		0.975
4/10/03		open market sale		 7,000		0.980
4/11/03		open market sale		 1,275		0.991
4/15/03		open market sale		 2,000		0.990
5/2/03		open market sale		11,500		1.027
5/5/03		open market sale		 6,000		1.070
5/6/03		open market sale		26,400		1.088
5/7/03		open market sale		 6,500		1.140
5/8/03		open market sale		32,900		1.173
5/9/03		open market sale		40,700		1.344


               Hummingbird caused the Microcap Fund to effect transactions in the Shares during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      SHARES      PRICE/SHARE
   ----              ----                      ------      -----------
4/1/03		open market purchase		 2,400		0.764
4/3/03		open market sale		10,500		0.914
4/4/03		open market sale		 4,700		0.938
4/8/03		open market sale		 3,000		0.955
4/9/03		open market sale		 7,500		0.975
4/10/03		open market sale		 3,425		0.980
4/11/03		open market sale		 1,000		0.991
5/2/03		open market sale		17,300		1.027
5/5/03		open market sale		 3,200		1.070
5/6/03		open market sale		13,600		1.088
5/7/03		open market sale		 3,300		1.140
5/8/03		open market sale		12,100		1.173
5/9/03		open market sale		21,000		1.344


			  (Page 5 of 6 Pages)

CUSIP No. 538146101                13D/A                   Page 6 of 6 Pages




         (d)      Inapplicable.

         (e)      Inapplicable.




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: May 12, 2003

HUMMINGBIRD MANAGEMENT, LLC

By: /s/ Paul D. Sonkin
   -----------------------------
Name: Paul D. Sonkin
Title: Managing Member



			  (Page 6 of 6 Pages)